EXHIBIT 99.2

PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the nine months ended September 30, 2013 and the audited consolidated financial statements for the year ended December 31, 2012, as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website. All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. This MD&A is prepared as of November 7, 2013 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement on forward-looking information” included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available free of charge on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of the Projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project.

3rd Quarter Highlights and Significant Events

•
On July 23, 2013, we announced the discovery of the Cleopatra vein within the Valley of the Kings (the “Cleopatra Vein”), and drill results from the ongoing Valley of the Kings Bulk Sample Program (the ”Program”).

•	On August 15, 2013, we announced drill results from Program drilling, including seven intersections grading greater than 1,000 grams of gold per tonne.

•
On September 5, 2013, we announced the closing of a private placement, announced on August 23, 2013, with a syndicate of underwriters that was led by Cormark Securities Inc. and included Salman Partners Inc., CIBC World Markets Inc. and GMP Securities, for 1,725,000 flow-through common shares at a price per share of C$10.10 for gross proceeds of approximately C$17.4 million.

3rd Quarter Highlights and Significant Events (cont'd)

•
On September 6, 2013, we announced the closing of a private placement, announced on August 28, 2013, with Liberty Metals & Mining Holdings, LLC, a subsidiary of Boston-based Liberty Mutual Insurance, for 1,069,518 common shares at a price per share of C$9.35 for gross proceeds of approximately C$10 million.

•
On September 9 and 23, 2013, we announced drill results from Program drilling and underground exploration drilling with a combined total of 13 intersections grading greater than 1,000 grams of gold per tonne.

•	On October 3, 2013, we announced that, amongst other things, processing of the bulk sample had commenced at a custom mill located in Montana.

•	On October 9, 2013, we announced the withdrawal of Strathcona Mineral Services Ltd. (“Strathcona”) from the Program.

•
On October 22, 2013, we announced, amongst other things, that the 426585E cross-cut contained 281 ounces of gold and 532 ounces of silver based on preliminary results from the processing of the 10,000 tonne bulk sample and reasons for Strathcona’s withdrawal from the Program.

•
On October 10 and 24, 2013, we announced continued underground exploration with raises on the Cleopatra Vein and 615L drift and additional drill results from Program drilling and the underground exploration program at the Valley of the Kings with a combined total of 19 intersections grading greater than 1,000 grams gold per tonne.

•
On October 30, 2013, we announced, amongst other things, additional drill results from the underground exploration program at the Valley of the Kings, that the bulk sample processing was on track and that final mill results will be available after all testwork had been completed.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of nine mineral claims totaling 3,199.28 hectares in area.  The Brucejack Project forms part of our contiguous claims package that comprises over 103,000 hectares.

Bulk Sample Program

The Program consisted of two elements: the excavation of a 10,000-tonne bulk sample and a 15,000-meter (subsequently increased to a 16,789 meter) underground drill program.  The Program was designed to test the full widths of two of the domains of mineralization used to estimate the November 2012 Valley of the Kings Mineral Resource.  By testing the two domains of mineralization, the Program was designed to confirm that the resource model was accurately projecting the range of the grade distribution in the 10-meter blocks that make up the Mineral Resource estimate within the bulk sample area.  As a result, the Program targeted the full range of the projected resource block grades which span from zero grams of gold per tonne to in excess of 60 grams of gold per tonne.

Operations (cont'd)

Excavation of Bulk Sample

The 1345-meter level, centered at the 426600E cross-section of the Valley of the Kings, was selected as the bulk sample location in conjunction with Strathcona and based on their requirements that the bulk sample be excavated from an area representative of the (a) drillhole density that informs the Indicated Mineral Resource, (b) average grade of the Indicated Mineral Resource and the global resource for Valley of the Kings, (c) proportion of low-grade, high-grade and extreme grade populations in the overall Indicated Mineral Resource and (d) style of stockwork gold mineralization characteristic of the Valley of the Kings.

The 10,000-tonne bulk sample was excavated from four cross-cuts (excavations perpendicular to the two domains of mineralization, spaced at 30-meter centers) and one lateral drift (an excavation extending along the strike length of one of the domains of mineralization). Excavation of the 10,000 tonne bulk sample was completed in early September 2013 which is in the process of being processed as described below.

Mineral Processing and Sample Tower

All of the bulk sample material excavated as part of the Program has now arrived in Montana for processing at the mill.  Processing is continuing on track (in order from lowest to highest grading material) and is expected to be completed by the end of November.  Shipment and sale of the gravity concentrate has commenced, with shipment of the flotation concentrate to commence later this month.  We are targeting a total of 4,000 ounces of gold to be produced from the 10,000 tonnes of material excavated for the Program.  The amount of gold produced from the entire 10,000-tonne bulk sample will be used to reconcile the Valley of the Kings November 2012 Mineral Resource estimate, prepared by Snowden Mining Industry Consultants (“Snowden”).

The 10,000-tonne bulk sample was excavated in approximately 100-tonne rounds.  Each round was crushed and run through a sample tower on site.  The sample tower was designed and constructed to extract two 30-kilogram samples from each 100-tonne round processed by the sample tower.  Assaying of the remaining samples extracted by the sample tower is expected to be completed this month.  On October 22, 2013, we announced, amongst other things, that preliminary figures from the processing of one of the Program cross-cuts, the 426585E cross-cut, showed there was 94% more gold produced from the mill than was estimated from the sample tower results for the same material.

Strathcona was responsible for the sample tower operations at the Brucejack Project and withdrew from the Program on October 8, 2013.   Snowden has advised us that the true test of the resource estimate will only come from the reconciliation results between the ultimate grade of the bulk sample (as defined by produced metal and metal accounting) and the grade of the resource estimate for the same volume.

Operations (cont'd)

Bulk Sample Drilling

A total of 16,789 meters of underground drilling in 201 holes was completed as part of the Program.  Drilling was conducted at 7.5-meter and 15-meter centres along 120 meters of strike length and at 15-meter centres vertically for 60 meters above and 60 meters below the 1345-meter level of the Valley of the Kings.  The Program drilling was completed in September 2013.

Additional Exploration

The underground exploration program is expected to wrap-up in the coming week after a successful season, with the discovery of the Cleopatra Vein and the extension of Domain 20.  Following the discovery of the Cleopatra Vein, 22 drill holes in five vertical fans were drilled to test Cleopatra’s vertical and horizontal continuity and extent.  Highlights from this drilling include hole VU-032, which intersected 4,030 grams of gold per tonne uncut over 0.5 meters, and hole VU-053, which intersected 27,000 grams of gold per tonne uncut over 0.5 meters. The Cleopatra Vein has now been defined for approximately 85 meters along strike, 50 meters above the 1345-meter level, 50 meters below the 1345-level and remains open in all directions (see news release dated July 23, 2013).

The underground exploration drill program focused on extending the high grade gold mineralization intersected to the east of the Program area above and below the 1345-meter level.  Drilling continued to intersect mineralization in projected domains. The underground exploration drilling was in an area of limited, wide-space surface drilling and demonstrated the continued potential to outline high-grade mineralization in the Valley of the Kings, particularly along the projection of Domain 20 to the east.

In addition to drilling, underground exploration included drifting and cross-cutting of the Cleopatra Vein and Domain 20 and raises on the Cleopatra Vein and the 615L drift.

Resource Estimate

On November 20, 2012, we announced an updated high-grade Mineral Resource estimate for the Valley of the Kings (see our news release of November 20, 2012).  The resource estimate, which incorporated all drilling completed to date at the Valley of the Kings, including all drilling from the 2012 exploration program, was completed by Snowden (see the Brucejack Project Mineral Resources Update Technical Report dated November 20, 2012 and filed on SEDAR on November 22, 2012).  High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) total:

·	8.5 million ounces of gold in the Indicated Mineral Resource category (16.1 million tonnes grading 16.4 grams of gold per tonne); and

•	2.9 million ounces of gold in the Inferred Mineral Resource category (5.4 million tonnes grading 17.0 grams of gold per tonne)

An updated Mineral Resource estimate for the Valley of the Kings incorporating all 2013 underground and surface drilling and milling results from our 10,000-tonne bulk sample will be prepared by Snowden following the receipt of all assay data.

Operations (cont'd)

Feasibility Study

On June 11, 2013, we announced a positive National Instrument 43-101-compliant Feasibility Study for the high-grade gold and silver resources identified to date at our 100%-owned Brucejack Project in northern British Columbia (see our news release dated June 11, 2013).  The Feasibility Study was filed on ww.sedar.com on June 26, 2013.  Valley of the Kings Probable Mineral Reserves are 6.6 million ounces of gold (15.1 million tonnes grading 13.6 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves are 700,000 ounces of gold (3.8 million tonnes grading 5.8 grams of gold per tonne).  The Base Case estimated pre-tax Net Present Value (5% discount) is US$2.7 billion, with an internal rate of return of 42.9%. The Feasibility Study contemplates average annual production for the first 10 years of 425,700 ounces of gold and for the 22 year life of mine 321,500 ounces of gold, an estimated capital cost, including contingencies, of US$663.5 million and an average processing rate of 2,700 tonnes/day with operating costs of C$156.46 per tonne milled.

The Brucejack Project Feasibility Study, and associated mine plan and Mineral Reserves, will be updated following the completion of the updated Mineral Resource estimate for the Valley of the Kings.

Economic Evaluation

A summary of financial outcomes using three metal price scenarios, including spot metals prices at the time of completion of the Feasibility Study, is presented below:

Table 1: Summary of Brucejack High-Grade Economic Results by Metal Price
	Alternative Case	Base Case(1)	Spot Prices at September 6, 2013
Gold Price (US$/ounce)	$800	$1,350	$1,415.70
Silver Price (US$/ounce)	$15.00	$20.00	$22.70
Net Cash Flow	$1.41 billion (pre-tax) $964.1 million (post-tax)	$5.28 billion (pre-tax) $3.50 billion (post-tax)	$5.90 billion (pre-tax) $3.91 billion (post-tax)
Net Present Value(2) (5.0% discount)	$602.3 million (pre-tax) $383.7 million (post-tax)	$2.69 billion (pre-tax) $1.76 billion (post-tax)	$3.01 billion (pre-tax) $1.98 billion (post-tax)
Internal Rate of Return	16.6% (pre-tax) 13.7% (post-tax)	42.9% (pre-tax) 35.7% (post-tax)	47.0%(pre-tax) 39.2% (post-tax)
Payback (from start of production period)	4.7 years (pre-tax) 4.8 years (post-tax)	2.1 years (pre-tax) 2.2 years (post-tax)	1.9 years (pre-tax) 2.0 years (post-tax)
Exchange Rate (US$:C$)	1.00	1.00	0.98
(1)Tetra Tech-adopted consensus forecast metal prices from the Energy Metals Consensus Forecast (EMCF).
(2)NPV is discounted to the beginning of 2013.

Operations (cont'd)

Project Mineral Reserves

The Mineral Reserves resulting from the Feasibility Study for the Brucejack Project are based on the November 2012 Mineral Resource estimates for the Valley of the Kings and the West Zone (see news release dated November 20, 2012).  The Mineral Reserve estimates by zone and Reserve category are summarized below.

Table 2: Valley of the Kings Mineral Reserve Estimate(3)(4)  – May 16th, 2013
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Probable	15.1	13.6	11.0	6.6	5.3
(3)Rounding of some figures may lead to minor discrepancies in totals
(4)Based on C$180/t cutoff grade, US$ 1350/oz Au price, US$ 22/oz Ag price, C$/US$ exchange rate = 1.0

Table 3: West Zone Mineral Reserve Estimate(5)  – May 16th, 2013
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	2.0	5.7	309	0.4	19.9
Probable	1.8	5.8	172	0.3	10.1
Total P&P	3.8	5.8	243	0.7	30.0
(5)See notes (3) and (4) to Table 2 above..

Mining and Processing

Brucejack is planned as a high-grade underground mining operation using a long-hole stoping mining method and cemented paste backfill.  The Valley of the Kings, the higher-grade, primary targeted deposit, will be developed first; the lower-grade West Zone will be developed in the third half of the Project’s 22-year mine life.  The mine is planned to operate with a processing rate of 2,700 tonnes per day and mine a total of 9.6 million tonnes of ore for the first 10 years at an average mill feed grade of 14.2 grams gold per tonne.

Mineral processing will involve conventional sulphide flotation and gravity concentration, producing gold-silver doré and gold-silver flotation concentrate.  Metallurgical recoveries for the Valley of the Kings are 96.7% for gold and 84.8% for silver, and for the West Zone 94.7% for gold and 90.4% for silver.  A total of 7.1 million ounces of gold and 31.6 million ounces of silver is estimated to be produced over the life of the Brucejack Project, including the gold and silver recovered into the flotation concentrate.  The Project’s projected production and processing is summarized in Table 4 below.

Operations (cont'd)

Table 4: Brucejack Project Total Mine Projected Production and Processing Summary(6)
Year	Tonnage, (t)	Gold grade, (g/t)	Silver grade, (g/t)	Gold Production, (‘000 ounces)	Silver Production, (‘000 ounces)
1	811,000(7)	15.4	12	388	271
2	937,000	13.8	11	403	284
3	979,000	13.1	11	400	294
4	981,000	15.8	12	483	314
5	983,000	17.1	14	523	364
6	986,000	12.7	9	389	235
7	985,000	15.5	11	474	306
8	985,000	14.0	10	427	265
9	980,000	14.0	11	427	303
10	991,000	11.2	18	343	490
Years 1-10	9,618,000	14.2	12	4,257	3,126
Years 11-22	9,368,000	9.7	105	2,816	28,515
Life of Mine (Years 1-22)	18,986,000	12.0	57.9	7,073	31,641
(6)Rounding of some figures may lead to minor discrepancies in totals
(7)Tonnage includes pre-production ore.

Capital and Operating Costs

The capital cost for the Brucejack high-grade project is estimated at US$663.5 million, including a contingency of US$64.4 million.  Capital costs are summarized in Table 5 below.

Table 5: Capital Costs Summary
(US$ million)
Mine underground	174.5
Mine site(8)	208.2
Offsite Infrastructure	69.1
Total Direct Costs	451.8
Indirect Costs	125.0
Owner’s Costs	22.3
Contingencies	64.4
Total Capital Cost	663.5
(8)Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.

Operations (cont'd)

Average operating cost is estimated at C$156.46 per tonne milled.  Operating costs are summarized in Table 6 below.

Table 6: Operating Costs Summary
(C$/tonne)
Mining	93.18(9)
Processing	18.16
General & Administrative	25.47
Surface Services and Others	19.65
Total Operating Cost	156.46
(9)LOM ore milled; if excluding the ore mined during preproduction, the estimated cost is C$94.40/t.

All-In sustaining cash costs, which include by-product cash costs, sustaining capital, exploration expense and reclamation cost accretion are summarized in Table 7 below.

Table 7: All-In Sustaining Cash Costs Life of Mine
(US$ million)
Total Cash Costs(10)	$3,253.0
Reclamation Cost Accretion	$25.7
Sustaining Capital Expenditure	$328.5
All-in Sustaining Cash Costs	$3,607.2
Gold Sales	7.1 million ounces
All-in Sustaining Cash Costs per Ounce	$508/ounce
(10)Net of silver credits at Base Case silver price of $20/ounce.

Opportunities for Enhanced Economics

The capital cost includes $49.9 million for a 50 kilometer-long transmission line.  An evaluation of the cost benefits of alternatively entering into a build-own-maintain agreement for the construction and operation of the transmission line is underway.  The capital cost associated with the plant site construction is also being evaluated for potential savings in optimizing the site layout.  The Project timeline is being reviewed for opportunities to accelerate underground development.

Project Permitting

We have submitted the project description for the Brucejack Project to the British Columbia Environmental Assessment Office and the Canadian Environmental Assessment Agency.  The filings initiated the permitting process for the proposed 2,700 tonnes per day high-grade underground gold mine at the Brucejack Project.

Operations (cont'd)

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  We have not carried out any activities at the Snowfield Project since we acquired it in December 2010, other than environmental studies in conjunction with the Brucejack Project.  During 2011, we focused on completing an updated mineral resource estimate for the project (see news release dated February 23, 2011), examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”) (see news release dated May 9, 2011).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study was finalized during the first quarter of 2012 and indicates that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital have been considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.  We do not have to expend further funds on the project until 2024, and we will be opportunistic to realize value for Snowfield as we focus our corporate resources on advancing the high-grade opportunity at our Brucejack Project.

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 103,000 hectares (254,500 acres), providing further exploration potential to supplement the value we are creating at Brucejack.  A claim boundary map is available on our website.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of a final feasibility study, preparation of engineering designs, as well as receipt of financings to fund these objectives.

Results of Operations (cont'd)

We expect that the expenditures will be consistent in future periods, other than bonuses which are determined annually by the Board of Directors, subject to any material changes in exploration and development activities.

Selected Financial Information

Annual information

Selected consolidated annual financial information for the years ended December 31, 2012, 2011 and 2010 are as follows (in $000’s):

	2012		2011		2010
Total revenue	$	Nil	$	Nil	$	Nil
Loss per share – basic and diluted		$0.17		$0.20		$1.25
Loss and comprehensive loss		$15,243		$17,372		$14,130
Total assets		$647,472		$518,030		$499,272
Long-term liabilities		$10,780		$2,108	$	Nil
Cash dividends	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$28,992		$16,447		$48,534
Mineral interests		$596,159		$490,762		$450,000

Quarterly information

Selected consolidated financial information for this quarter and the preceding seven quarters is as follows (in $000’s):

		2013 Q3		2013 Q2		2013 Q1		2012 Q4		2012 Q3		2012 Q2		2012 Q1		2011 Q4
Total revenue	Nil		Nil		Nil		Nil		Nil		Nil		Nil		Nil
Loss per share – basic and diluted		$0.03		$0.04		$0.05		$0.05		$0.03		$0.04		$0.05		$0.07
Loss and comprehensive loss		$2,591		$4,256		$4,731		$4,095		$3,213		$3,437		$4,498		$7,192
Total assets		$731,775		$702,571		$667,049		$647,472		$638,810		$618,965		$542,001		$518,030
Long-term liabilities		$16,853		$15,943		$13,076		$10,780		$9,586		$6,163		$4,570		$2,108
Cash dividends	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$30,564		$33,312		$20,764		$28,992		$52,859		$73,868		$25,710		$16,447
Mineral interests		$674,869		$645,878		$621,315		$596,159		$565,522		$531,924		$507,364		$490,762

Loss before taxes for the quarter ended September 30, 2013 was $1,788,000 compared to a loss of $1,922,975 during the quarter ended September 30, 2012.

Selected Financial Information (cont'd)

During the quarter ended September 30, 2013, listing fees were $57,203 and professional fees were $66,275 compared to $244,068 and $107,923, respectively, in the third quarter of 2012.  These expenses decreased in the third quarter of 2013 over the comparable period primarily because of reduced financing activities.

Investor relations and shareholder communication activities totaled $197,555 in the third quarter of 2013 compared to $215,862 in the third quarter of 2012. During the quarter ended September 30, 2013, investor relations and shareholder communication costs remained consistent to that of the comparable quarter in 2012 as we continued to communicate the Project advancements and increase the awareness of the Company within the investment community.

We earned interest income on our cash balance for the quarter ended September 30, 2013 of $95,718 compared to $215,808 for the period ended September 30, 2012.

During the quarter, we recorded an income tax expense of $802,861, as compared to an income tax expense of $1,289,652 for the period ended September 30, 2012, derived primarily from the transfer of the tax base of mineral exploration expenditures to flow-through share investors.

On February 15, 2013, we closed a private placement of 361,300 Investment Tax Credit flow-through common shares at a price of $13.84 per flow-through share and 1,287,250 Canadian Exploration Expense flow-through common shares at a price of $12.43 per flow-through share for aggregate proceeds of $21,000,910.  After deducting share issuance costs of $1,477,429, net proceeds were $19,523,481.

On April 26, 2013, the Company closed a private placement of 5,780,346 common shares at a price of $6.92 per common share for gross proceeds of approximately $40 million.

On September 5, 2013, the Company closed a private placement of 1,725,000 flow-through common shares at a price of $10.10 per flow-through share for gross proceeds of $17,422,500.  After deducting share issuance costs of $957,476, net proceeds were $16,465,024.

On September 6, 2013, the Company closed a private placement of 1,069,518 common shares at a price of $9.35 per common share for gross proceeds of approximately $10 million.

The gross proceeds of the private placements were mainly being used to accelerate and execute the Bulk Sample Program at our Brucejack Project.  The excavation of the bulk sample was completed in early September 2013.  All of the bulk sample has arrived at the mill where processing is currently underway. Concurrent to the bulk sample processing, additional underground and surface drilling was completed to help define the domains of mineralization in the bulk sample.

Liquidity and Capital Resources

Our cash and cash equivalents as at September 30, 2013 totaled $30,563,955, an increase of $1,572,349 from the $28,991,606 held at December 31, 2012. To date, our source of funding has been the issuance of equity securities for cash.

Liquidity and Capital Resources (cont'd)

Our working capital for the third quarter of 2013 was $34,842,097 as compared to $59,776,218 for the third quarter of 2012. Working capital items other than cash and cash equivalents consisted of receivables of $18,270,243 (2012- $15,452,283), comprised of $1,609,074 (2012 - $6,704,283) of Harmonized Sales Tax refunds and $16,661,169 (2012 - $8,748,000) accrued for BC Mineral Exploration Tax Credits receivable from the Government of Canada, deposits and prepaid expenses of $158,629 (2012 - $83,314), accounts payable and accrued liabilities of $13,548,868 (2012 - $8,099,158) and flow-through share premium of $601,862 (2012 - $519,368).  Subsequent to quarter end, we received $9,925,479 of the BC Mineral Exploration Tax Credits receivable from the Government of Canada.

During the quarter, we completed a private placement of flow-through shares for gross proceeds of $17,422,500 and common shares for gross proceeds of $10,000,000.  With the current planned expenditures on our Brucejack Project, we believe we have sufficient working capital to fund our activities through completion of the processing of the Bulk Sample Program and continuation of ongoing permitting activities as we advance the Valley of the Kings and West Zone to production.

Cash used in investing activities in the nine month period ended September 30, 2013 was $80,500,004 (2012 - $76,833,502), which was incurred mainly in respect of exploration activities at the Projects described under Operations above in the amount of $77,366,301 (2012 - $74,438,316). Exploration activities included $18,205,903 in underground mining and bulk sample costs, $11,527,063 for temporary roads and bridges, $9,330,677 in underground and surface drilling, $7,928,913 for fuel, equipment rental and transportation, and $7,906,569 in engineering and permitting costs.  Other investing activities included $3,064,703 (2012 - $1,634,941) to acquire exploration machinery.

Development of any of our mineral properties will require additional equity and possibly debt financing. As we are an exploration stage company, we do not have revenues from operations and, except for interest income from our cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

We are aware of two proposed class actions filed against us and certain of our officers and directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2014 by Roksana Tahzibi (the “Tahzibi Action”).  The plaintiffs seek certification of the actions as class actions on behalf of a class of persons, wherever they reside, who acquired our securities commencing on November 20, 2012 (in the case of the Tahzibi Action) or November 22, 2012 (in the case of the Wong Action) and ending on October 22, 2013.

The plaintiffs allege that certain of our continuous disclosure documents filed in Canada from November 20, 2012 through September 23, 2013 contained misrepresentations or omissions regarding our Brucejack Project, including the probable mineral reserves and future gold production at Brucejack, and failed to communicate alleged information from Strathcona Mineral Services Ltd.  The plaintiffs allege these misrepresentations and omissions are actionable as negligent misrepresentations or misrepresentations under various provincial Securities Acts.  The plaintiffs seek general damages of $250 million (in the Wong Action) and $60 million (in the Tahzibi Action) as well pre- and post-judgment interest and costs.

Commitments, Contingencies and Off-Balance Sheet Arrangements (cont'd)

On October 25, 2013, two cases were filed in the United States (by plaintiffs Tim Kosowski and Randall Damgar, respectively) against us and certain of our officers and directors (respectively, the “Kosowski Action” and the “Damgar Action”).  These cases are both pending in the federal district court for the Southern District of New York.  On October 29, 2013, a third case was filed in the United States (by plaintiff Dennis Sweeney) and also is pending in the federal district court for the Southern District of New York (the “Sweeney Action”).  The lawsuits allege that we violated United States securities laws by misrepresenting or failing to disclose material information concerning our Brucejack Project.

The Kosowski Action was brought on behalf of shareholders who acquired or sold our securities between January 9, 2012 and October 21, 2013.  The Damgar Action was brought on behalf of shareholders who acquired or sold our securities between November 20, 2012 and October 21, 2013.  The Sweeney Action was brought on behalf of shareholders who acquired or sold our securities between January 19, 2011 and October 21, 2013.

We believe the allegations made against us in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect our financial position.  We intend to contest any such litigation claims to the extent of any available defences.  However, it is not possible to predict the final outcome of any current litigation or additional litigation to which we may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition, could be material.

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than a commitment for office lease and operating costs that require minimum payments.

Related Party Transactions

Our acquisition of the Projects from Silver Standard and the completion of the subsequent financings resulted in Silver Standard owning 18.1% of our issued shares at September 30, 2013.

We have entered into employment agreements with each of our President and CEO (the (“CEO”), Chief Development Officer and Vice President (the “CDO”) and Chief Exploration Officer and Vice President (the “CExO”).  Under the employment agreements: our CEO receives a base salary of $400,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in our market capitalization, provided the increase in market capitalization is 10% or more; and our CDO and CExO each receive a base salary of $300,000 per year, benefits and an annual bonus determined at the discretion of our Board.  Our CEO, CDO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and two years’ annual performance bonus as a termination benefit.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2012. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Projects and the recoverability of the carrying value;

ii)	inputs used in measuring the decommissioning and restoration provision.

1) Mineral resources and reserves, and the carrying values of our investment in the Projects

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of our investment in the Projects.

2) Impairment analysis of assets

At each financial reporting date, the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Critical Accounting Estimates (cont'd)

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At September 30, 2013, we reviewed the carrying value of our assets and determined that there were no indicators of impairment.

3) Decommissioning liabilities

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual decommissioning expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable, the environment in which the mine operates.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining decommissioning obligations. Both the likelihood of new regulations and the degree of change in estimates and their overall effect upon us are not predictable.

At September 30, 2013, we had recognized an amount for decommissioning obligations.  However, the amount is not material as the disturbance to date has not been significant.

Changes in Accounting Policies

New Accounting Standards and Recent Pronouncements

There were no new accounting standards or pronouncements at that had a material impact on our statements.

Financial Instruments and Other Instruments

Financial assets:

We have the following financial assets: cash and cash equivalents and amounts receivable.

Financial Instruments and Other Instruments (cont'd)

Such financial assets have fixed or determinable payments that are not quoted in an active market.  Accordingly, they are measured at amortized cost using the effective interest method less any impairment losses.

Financial liabilities:

We have the following financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks.  Our Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations.  Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and amounts receivable. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with high-credit quality financial institutions. Amounts receivable consist primarily of Harmonized Sales Tax (HST) and BC Mineral Exploration Tax Credits receivable from the Government of Canada.

The carrying value of our cash and cash equivalents and amounts receivable represent our maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.  We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by us for our programs.

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Financial Instruments and Other Instruments (cont'd)

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at September 30, 2013, we do not have any long-term debt and are not subject to any externally imposed capital requirements. We have sufficient funds to meet our current operating and exploration and development obligations.

Outstanding Share Data

At November 7, 2013, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	105,051,050
Share purchase options	8,521,950	$6.00 - $17.46	2.89
Fully diluted	113,573,000

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the Annual Information Form dated March 18, 2013 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the nine months ended September 30, 2013 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, the preliminary mill results from processing the 426585E cross-cut, the estimated gold to be produced from the bulk sample program, the estimated contained gold in the 426585E cross-cut from the sample tower, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

Statement Regarding Forward-Looking Information (cont'd)

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

•	development of our Brucejack Project;

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	dependency on our Brucejack Project for our future operating revenue;

•	our mineral reserve and resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	commodity price fluctuations, including gold price volatility;

•	market events and general economic conditions;

•	availability of suitable, or damage to, existing infrastructure.

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	compliance with emerging climate change regulation;

•	adequate internal control over financial reporting;

•	increased costs of complying with the Dodd-Frank Act;

•	potential opposition from non-governmental organizations

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	land reclamation requirements;

•	uncertainties related to title to our mineral properties and surface rights;

•	currency fluctuations;

Statement Regarding Forward-Looking Information (cont'd)

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	Silver Standard’s share ownership, ability to influence our governance and possible market overhang;

•	uncertainty as to the outcome of legal proceedings including the current class action proceedings;

•	future sales or issuances of our equity securities; and

•	our being treated as a passive foreign investment company for U.S. Federal income tax purposes.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those risks identified in our Annual Information Form dated March 18, 2013 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.